Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated December 6, 2023
Relating to Prospectus Dated March 10, 2022
Registration Statement No. 333-263198

NEWS RELEASE DETAILS

Pharvaris Announces Pricing of $300 Million Underwritten Offering of Ordinary Shares and Pre-funded Warrants

December 6, 2023

ZUG, Switzerland—(GLOBE NEWSWIRE)— Pharvaris N.V. (“Pharvaris”, Nasdaq: PHVS), a clinical-stage company developing novel, oral bradykinin B2 receptor antagonists to treat and prevent hereditary angioedema (HAE) attacks, announced today the pricing of an underwritten offering of (i) 11,125,000 of its ordinary shares at a price of $24.00 per share and (ii) to one investor, pre-funded warrants to purchase 1,375,000 ordinary shares at a price of $23.99 per pre-funded warrant, which represents the per share public offering price for the ordinary shares less the $0.01 per share exercise price for each such pre-funded warrant. The gross proceeds to Pharvaris from the offering, before deducting underwriting discounts and commissions and offering expenses, are expected to be approximately $300 million. All shares and pre-funded warrants in the offering are to be sold by Pharvaris. The offering is expected to close on or about December 8, 2023, subject to satisfaction of customary closing conditions.

Morgan Stanley and Leerink Partners are acting as joint book-running managers.

General Atlantic and other new and existing institutional investors participated in the offering.

The shares and pre-funded warrants are being offered by Pharvaris pursuant to an effective shelf registration statement that was previously filed with the U.S. Securities and Exchange Commission (the “SEC”). The offering is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement.

When available, copies of the final prospectus supplement relating to the offering may be obtained from Morgan Stanley & Co. LLC, 1585 Broadway, 29th Floor, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department, and Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com. You may also obtain a copy of this document free of charge by visiting the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Pharvaris N.V.

Building on its deep-seated roots in HAE, Pharvaris is a clinical-stage company developing novel, oral bradykinin B2 receptor antagonists to treat and prevent HAE attacks. By directly pursuing this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all sub-types of HAE efficacious, safe, and easy-to-administer alternatives to treat attacks, both on-demand and prophylactically. The company brings together the best talent in the industry with deep expertise in rare diseases and HAE.

Pharvaris Cautionary Statement Regarding Forward-Looking Statements

All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to the Offering and the use of proceeds therefrom, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: fluctuations in the price of Pharvaris’ ordinary shares, market conditions and closing conditions relating to the underwritten public offering; the expected timing, progress or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in mid-stage global clinical trials; the timing, costs, and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate we may develop in the future; our ability to market, commercialize, and achieve market acceptance for our product candidates; and the other factors described in the prospectus supplement filed in connection with the offering and under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact

Maggie Beller Executive Director, Head of External and Internal Communications maggie.beller@pharvaris.com

Source: Pharvaris N.V.

Pharvaris N.V. has filed a Form F-3 shelf registration statement (Registration No. 333-263198) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed or will file (such as the prospectus supplement) with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it from: Morgan Stanley & Co. LLC, 1585 Broadway, 29th Floor, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department, and Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com.